February 2, 2023

Via EDGAR

Ms. Li Xiao

Ms. Angela Connell

Mr. Jimmy McNamara

Mr. Jason Drory

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: YishengBio Co., Ltd (CIK No. 0001946399)

Registration Statement on Form F-4 (File No. 333-269031)

Dear Ms. Li Xiao, Ms. Connell, Mr. McNamara and Mr. Drory,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, YishengBio Co., Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 4:00 p.m., Eastern Time on February 7, 2023 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

[Signature page follows]

Very truly yours,

YishengBio Co., Ltd

By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Director and Chairperson